OMNIBUS ACCOUNT AGREEMENT

     This Omnibus Account Agreement (“Agreement”) is entered into as of October 14, 2005 by and between the Hilliard-Lyons Government Fund, Inc. (the “Fund”), a Maryland corporation and an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and J.J.B. Hilliard, W.L. Lyons, Inc. (the “Broker”), a Kentucky corporation with its principal place of business at 501 South Fourth Avenue, Hilliard Lyons Center, Louisville, Kentucky.

      WHEREAS, the Broker serves as the distributor for the Fund;

     WHEREAS, the Broker maintains accounts on behalf of its brokerage customers who invest in the Fund directly or via an omnibus account (for which Broker is the record owner) and automatic sweep program administered by the Broker (“Customers”);

     WHEREAS, shares of the Fund are held in one or more omnibus accounts (“Omnibus Accounts”) on the books and records of the Fund’s transfer agent, which accounts are registered in the name of Broker as the nominee;

     WHEREAS, to support the Omnibus Accounts and related sweep program, Broker has agreed to provide certain shareholder services and certain administrative services with respect to Customer positions in the Fund;

     WHEREAS, the Fund receives a direct benefit from Broker performing services that the Fund otherwise would require another service provider to perform with respect to such customer positions; and

      WHEREAS, the Fund desires to retain and compensate the Broker for providing the services as described herein, and Broker desires to accept such compensation and to provide such services as described herein;

      NOW, THEREFORE, the Fund and Broker hereby agree as follows:

1.      Shareholder Services. Broker agrees to provide shareholder services to Customers. Such services include: (a) responding to inquiries from Customers concerning their investment in the Fund, including shareholder account information; and (b) responding to Customer inquiries relating to the services performed by Broker with respect to the Fund. These shareholder services are intended to be the types of personal shareholder services that are referenced in the definition of a “service fee” as set forth in NASD Conduct Rule 2830(b)(9) and related interpretations.

2.      Administration Services. Broker agrees to provide the administrative services set forth in Schedule A (as such schedule may be amended from time to time by mutual written consent). The Fund and Broker explicitly intend that none of these services shall cause the broker to be deemed to be serving in the capacity of either a transfer agent or a sub-transfer agent to the Fund. Rather, all transfer agent-related services for the Fund are performed by a separate party pursuant to a separate transfer agency agreement.

3.      Compensation. In consideration of the services to be provided by Broker, the Fund will pay to Broker:

(a)	a fee for shareholder services, at an annual rate of 0.25% (25 basis points) of the average daily net assets of Fund shares held in the Omnibus Accounts, which fee will be computed daily and paid monthly by the 15th day of the following month; plus

(b)	a fee for administration services, at an annual rate of 0.18% (18 basis points) of the average daily net assets of Fund shares held in the Omnibus Accounts, which fee will be computed daily and paid monthly by the 15th day of the following month.

In the event that this Agreement is terminated pursuant to Section 15 prior to the end of a month, the fee for that month shall be calculated on a prorated basis in accordance with the foregoing provisions of this Section 3.

4.      Reimbursement for Certain Expenses. In addition to the compensation paid under Section 3 above, the Fund agrees to reimburse the Broker for reasonable out-of-pocket mailing expenses incurred by the Broker in connection with the Broker’s distribution to Customers of any materials provided by the Fund for such distribution, including annual reports to shareholders, semi-annual reports to shareholders, annual prospectus updates, proxy statements and related materials, and such other materials as the Fund shall disseminate to its shareholders from time to time. The Fund also agrees to reimburse the Broker for its out-of-pocket expenses (as reasonably agreed upon by the Broker and the Fund) if the Fund asks the Broker to provide, and the Broker agrees to provide, additional services to Clients not otherwise called for under this Agreement. Out-of-pocket expenses relating to the routine and customary servicing of the Broker’s brokerage accounts with its customers (including postage expenses relating to monthly or quarterly brokerage account statements, delivery of Fund prospectuses to new investors, and tax reporting forms) shall be borne by the Broker.

5.      Delegation of Services. Broker reserves the right to delegate and/or appoint another party to perform any obligations of Broker pursuant to this Agreement without the consent of the Fund.

6.      Term. This Agreement will become effective as of the date set forth above and will be renewed automatically for successive one (1) year terms, unless the Agreement is terminated pursuant to Section 14.

7.      Equipment and Facilities. Broker will provide all office space and equipment, telephone facilities and personnel (which may be part of the space, equipment and facilities currently used in the Broker’s business, or any personnel employed by Broker) as may be reasonably necessary or beneficial in order to fulfill its responsibilities under this Agreement.

8.      Communications. Neither Broker nor any of its officers, employees, or agents is authorized to make any representations concerning the Fund, except those contained in the Fund’s then-current prospectus or statement of additional information for the Fund, copies of which will be supplied to Broker by the Fund, or in supplemental sales literature or advertising as may be authorized in writing.

9.        Independent Contractor. For purposes of this Agreement, Broker will be deemed to be an independent contractor and will have no authority to act as agent for the Fund in any matter or in any respect related to this Agreement.

10.      Representations and Warranties of the Broker. By its written acceptance of this Agreement, Broker represents, warrants and agrees that:

(a)	Broker is duly organized and existing and in good standing under the laws of the Commonwealth of Kentucky;

(b)	Broker is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement, and all requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement;

(c)	Broker is duly registered and licensed as a broker-dealer and will notify the Fund in the event that its status as a registered broker-dealer changes;

(d)	Broker has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement; and

(e)	Broker will comply with applicable laws and regulations as they relate to this Agreement.

11.      Representations and Warranties of the Fund. By its written acceptance of this Agreement, the Fund represents, warrants and agrees that:

(a)	the Fund is duly organized and existing in good standing under the laws of the State of Maryland;

(b)	the Fund is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement, and all requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement;

(c)	the Fund is an open-end and diversified investment management company registered under the 1940 Act;

(d)	a registration statement under the Securities Act of 1933, as amended, is currently effective and will remain effective, and appropriate State securities law filings have been made and will continue to be made, with respect to all shares of the Fund being offered for sale; and

(e)	the Fund will comply with applicable laws and regulations as they relate to this Agreement.

12.      Indemnification

           A.      Fund. The Broker shall not be responsible for, and the Fund shall indemnify and hold Broker harmless from and against, any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Broker) arising out of: (1) all actions of Broker or its agents, officers, employees or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence and willful misconduct; (2) the Fund’s lack of good faith, negligence or willful misconduct relating to this Agreement; (3) any breach of the Fund’s representations or warranties in this Agreement; (4) the reliance on or use by Broker or its agents, officers, employees or subcontractors of information, records and documents or services which (a) are received or relied upon by the Broker or its agents, officers, employees or subcontractors and furnished to it or performed by or on behalf of the Fund, and (b) have been prepared, maintained and/or performed by the Fund or any other person or firm on behalf of the Fund; (5) the reliance on, or the carrying out by the Broker or its agents, officers, employees or subcontractors, of any instructions or requests of the Fund; and (6) the offer or sale of shares of the Fund in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state that such shares be registered in such state, or in violation of any stop order or other determination or ruling by any federal or state authority with respect to the offer or sale of such shares.

           B.      Broker. Broker shall indemnify and hold the Fund harmless from and against any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Broker) arising out of: (1) any action or failure or omission to act by the Broker or its agents, officers, employees or subcontractors as a result of such party’s lack of good faith, negligence or willful misconduct relating to this Agreement; (2) any breach of the Broker’s representations or warranties in this Agreement; and (3) the failure of the Broker or its agents, officers, employees or subcontractors to comply with any of the terms of this Agreement.

          C.      Notice and Opportunity to Defend. If any action, suit, proceeding, or investigation is initiated, or any claim or demand is made, against any party indemnified hereto with respect to which such party (“Indemnified Party”) may make a claim against any other party hereto (“Indemnifying Party”) pursuant to this Section 12, then the Indemnified Party shall give prompt written notice of such action, suit, proceeding, investigation, claim or demand to the Indemnifying Party. Thereafter, the Indemnifying Party shall have the opportunity, at its own expense and with its own counsel, to defend or settle such action, suit, proceeding, investigation, claim or demand; provided, however, that: (1) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to such action, suit, proceeding, investigation, claim or demand; (2) the Indemnified Party shall have the right to participate, at its own expense in the defense of such action, suit, proceeding, investigation, claim or demand and shall cooperate as reasonably requested by the Indemnifying Party in the defense thereof; and (3) the Indemnifying Party shall not settle such action, suit, proceeding, investigation, claim or demand without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

          D.     Special Indemnification Provisions. At any time, the Broker may apply to any officer of the Fund for instructions, and consult with Broker’s legal counsel with respect to any matter arising in connection with the services to be performed by the Broker under this Agreement, and Broker and its agents, officers, employees or subcontractors shall not be liable and shall be indemnified by the Fund for any action taken or omitted in reliance upon such instructions or upon the opinion of such counsel. Broker, its agents, officers, employees or subcontractors shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Fund, reasonably believed to be genuine and to have been signed by the proper person or persons or upon any instruction, information, data, record or document. Broker shall not be held to have notice of any change of authority of any person until receipt of written notice from the Fund.

13.      Notices. All notices and other communications to either the Fund or to Broker will be duly given if mailed, telegraphed, faxed, or transmitted by similar communications device to the appropriate address stated herein, or to such other address as either party may provide to the other.

14.      Amendments and Termination. This Agreement may be amended or modified upon written agreement of the parties and authorized or approved by a resolution of the Board of Directors of the Fund. After the initial one-year term of this Agreement has expired, either party to the Agreement may terminate the Agreement, without cause or penalty, by giving the other party at least 120 days written notice of its intention to terminate. Nothing herein shall be construed to prohibit the Broker from taking any actions otherwise permissible under Conduct Rule 2510(d)(2) of the National Association of Securities Dealers, Inc., or any successor rule thereto. Should the Fund exercise its right to terminate this Agreement, all out-of-pocket expenses associated with the movement of records and material will be borne by the Fund. Additionally, Broker reserves the right to charge fees to the Fund for any other reasonable expenses associated with such termination.

15.      Assignment. Neither this Agreement nor any rights or obligations hereunder may be subject to an “assignment,” as that term is defined in the 1940 Act, by either party without the written consent of the other party. Any purported assignment in violation of this provision shall be void. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

16.      Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to this subject matter thereof whether written or oral, including the Shareholder Accounting Agreement, executed on or about September 1997, between Broker and the Fund, and the Shareholder and Administrative Services Agreement between the Fund and Broker entered into as of December 12, 2001. By entering into this Agreement, the Fund and Broker simultaneously agree to terminate said latter agreement and to waive any prior notice requirements relating to termination of that agreement.

17.      Severability. In the event that any provision in this Agreement shall be found by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

18.      Governing Law. This Agreement will be construed in accordance with the laws of the State of Maryland.

19.      Force Majeure. Notwithstanding any other provision contained herein, no party shall be liable for any action taken, or any delay in taking or any failure to take any action required to be taken hereunder or otherwise to fulfill its obligations hereunder in the event and to the extent that the taking of such action, delay or such failure arises out of or is caused by or directly or indirectly due to war, insurrection, terrorism, riot, labor disputes, civil commotion, act of God, accident, fire, water damage, explosion, any law, decree, regulation or order of any government or governmental body (including any court or tribunal), or any other cause (whether similar or dissimilar to any of the foregoing) whatsoever beyond its reasonable control. The non-performing party shall use reasonable efforts to minimize the effect of any force majeure.

20.      Books and Records

           A.      Broker shall keep records relating to the services to be performed by this Agreement, in the form and manner as may be deemed advisable. To the extent required by the Securities and Exchange Commission and/or other applicable governmental regulatory bodies, and any applicable rules or regulations, Broker agrees that all such books and records prepared or maintained pursuant to this Agreement will be preserved, maintained and made available in accordance with such applicable laws, rules and regulations, and will be provided promptly to the Fund on and in accordance with such request.

           B.      Broker and Fund agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the provisions of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person except as may be required by law or regulation, or mutual written consent.

21.      Survival. The provisions of Sections 3, 4, 12, 13, 17, 18 and 20 and the parties’ respective obligations thereunder shall survive any termination of, or the completion of services contemplated by, this Agreement.

      IN WITNESS WHEREOF, the Fund and the Broker have caused this Agreement to be executed by their duly authorized representatives effective as of the date first above written.

HILLIARD-LYONS GOVERNMENT FUND, INC.

By:	/s/ Joseph C. Curry, Jr.

Title:	President

Address:	501 South 4th Street

Louisville, Kentucky 40202

J.J.B. HILLIARD, W.L. LYONS, INC.

By:	/s/ James M. Rogers

Title:	Chief Operating Officer

Address:	501 S 4th St

Louisville, Kentucky 40202

SCHEDULE A
TO THE OMNIBUS ACCOUNT AGREEMENT

     Broker shall provide the following administrative services with respect to Customers who invest in the Fund. Capitalized terms used in this Schedule A, as applicable, shall have the same meaning as defined in the Omnibus Account Agreement.

1.	Establishment of Omnibus Accounts. Broker agrees that it will establish and/or maintain with the Fund’s transfer agent (the “Transfer Agent”) one or more omnibus accounts registered in Broker’s name as nominee for Customers invested in the Fund (each, an “Omnibus Account”). The Transfer Agent will recognize on the books of the Fund each such Omnibus Account as a single shareholder and record owner and as an unallocated account in the Fund, and will not maintain separate accounts for each Customer.

2.	Administrative Services. Except to the extent Broker has agreed to provide any of the following services in another agreement with the Fund or any of its affiliates, Broker will perform the following services for Customers:

	a.	receive instructions from Customers for the purchase, exchange or redemption of Fund shares, including periodic purchases or systematic withdrawals; aggregate, process and transmit such instructions to the Transfer Agent; arrange for any requested bank wires and other payments in connection with such transactions; and prepare and mail any required confirmations in connection with such transactions;

	b.	forward or cause to be forwarded to Customers Fund prospectuses, statements of additional information (“SAI”), periodic financial reports, proxy materials and other Fund communications required by applicable federal or state law, rule or regulation (hereinafter “applicable law”) to be sent to Customer shareholders or deemed by the Fund or the Fund’s distributor to be material to shareholders of the Fund. Broker may consolidate (“household”) the mailing of such materials and/or deliver such materials via electronic means in accordance with applicable law;

	c.	disburse income dividends and capital gains distributions to Customers and record reinvestment of dividends and distributions in shares of the Fund;

	d.	withhold and remit taxes on dividends and distributions, and prepare, file and transmit all tax reports and returns, in each case as required by applicable law, with respect to each Customer’s investment in shares of the Fund;

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e.	assist shareholders in changing dividend options, account designations, and addresses;

f.	enforce any reasonable exchange limitations set forth in the Fund’s then-current prospectus and SAI to the extent that Broker has in place administrative capabilities to do so;

g.	take action reasonably requested by the Fund to prevent Customer trading practices that are detrimental to the other shareholders of the Fund;

h.	be responsible for compliance with applicable laws relating to escheatment, customer privacy, customer identification, anti-money laundering, and anti-terrorism;

i.	maintain separate records relating to each Customer’s investment in Fund shares, which records shall reflect shares purchased and redeemed, including the date and price and charges assessed for all transactions, and share balances;

j.	prepare and transmit to Fund shareholders account statements monthly (or at such other frequency as required or permitted by applicable law) showing the total number of shares owned by Customer as of the statement closing date, purchases and redemptions of Fund shares during the period covered by the statement, and dividends and other distributions paid during the statement period (whether paid in cash or reinvested in Fund shares). At its option, Broker may consolidate (“household”) such mailings and/or use electronic communications as permissible under applicable law; and

k.	provide to any third-party vendor designated by the Fund such Customer information that is reasonably necessary to solicit proxies.

Date: October 14, 2005

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